Ex12b
                                  IDACORP, Inc.
                       Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                               Twelve Months Ended December 31,
                                                  (Thousands of Dollars)
                                         1996         1997         1998        1999        2000
Earnings, as defined:
  Income before income taxes         $  135,247   $  133,570    $ 133,806   $ 137,021   $ 210,701
  Adjust for distributed income of
  equity investees                       (1,413)      (3,943)      (4,697)       (837)     (3,116)
  Equity in loss of equity method
    investments                               0            0          458         435         186
  Minority interest in losses of
    majority owned subsidiaries               0            0         (125)        (37)     (1,468)
  Fixed charges, as below                70,418       69,634       69,923      72,243      73,261

     Total earnings, as defined      $  204,252   $  199,261    $ 199,365   $ 208,825   $ 279,564

Fixed charges, as defined:
  Interest charges                   $   57,348   $   60,761    $  60,677   $  62,975   $  63,339
  Preferred stock dividends of
  subsidiaries- gross up-IDACORP
  rate                                   12,079        7,891        8,445       8,313       8,886
  Rental interest factor                    991          982          801         955       1,036

     Total fixed charges                 70,418       69,634       69,923      72,243      73,261

  Preferred dividends requirements            0            0            0           0           0

     Total combined fixed charges
     and preferred dividends         $   70,418   $   69,634    $  69,923   $  72,243   $  73,261

Ratio of earnings to combined fixed
charges and preferred dividends           2.90x        2.86x        2.85x       2.89x       3.82x
